EXHIBIT 16.1

Ernst & Young LLP One Manhattan West 401 9th Ave New York, NY 10001	Tel: +1 202-773-3000 ey.com

June 9, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

Ernst & Young LLP (“EY”) submits this letter regarding the Form 8-K filed on June 9, 2023 by Party City Holdco Inc. (the “Company”).

Item 4.01

We have read Item 4.01 of the Form 8-K and agree with the Company’s statements in the first, second, third, fifth, and sixth paragraphs.

We disagree with the Company’s description in the fourth paragraph of the discussions and disagreements between it and EY:

•	We disagree with the first sentence insofar as it asserts that there is an inaccurate statement or implication in EY’s resignation letter.

•	We disagree with the suggestion that the material weakness in question was “identified in connection with” the Company’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2022, and in connection with EY’s annual audit for the year then ended. Specifically, the material weakness was identified following an internal investigation initiated after EY raised concerns to the Company regarding the accuracy and timeliness of information provided by the Company to EY, including information relevant to the Company’s analysis of whether there were conditions or events giving rise to substantial doubt about the Company’s ability to continue as a going concern within one year after its issuance of its financial statements as of and for the period ending September 30, 2022. The paragraph omits reference to the Company informing EY on multiple occasions that it did not believe it was necessary to evaluate whether its financial statements for the quarter and nine months ending September 30, 2022 were materially misstated, and did not provide support for that view in response to multiple requests from EY. The paragraph also omits reference to the fact that the Company did not respond to multiple requests by EY for further information regarding, and support for, the Company’s decision not to evaluate the matters referenced above. Given this, we disagree with the characterization of EY’s resignation as “abrupt.”

•	As to the sixth sentence, which addresses Item 4.02, we refer to our responses below.

Item 4.02

We have read Item 4.02 of the Form 8-K and agree with the Company’s statements in the third and fourth paragraphs.

As to the Company’s statements in the first paragraph:

•	We disagree with the suggestion that the material weakness in question was identified “[i]n connection with” the Company’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2022, and in connection with EY’s annual audit for the year then ended, for the reasons stated above.

A member firm of Ernst & Young Global Limited	Page 1

•	We agree with the statements in the second sentence.

As to the Company’s statements in last sentence of the first paragraph and in the second paragraph:

•	We have no basis on which to agree or disagree with the statements about the Company’s re- performed evaluation and conclusion, as the Company did not inform EY of such a conclusion before EY’s communication on June 5, 2023, nor did the Company discuss such a conclusion with EY following EY’s communication on June 5, 2023.

Sincerely,

A member firm of Ernst & Young Global Limited	Page 2